
Mailstop 3561

July 14, 2017

Wayne Anderson
President
The Greater Cannabis Company, Inc.
244 2nd Ave N., Suite 9,
St. Petersburg, FL 33701

     Re: The Greater Cannabis Company, Inc.
            Registration Statement on Form S-1
            Filed June 20, 2017
            File No. 333-218854

Dear Mr. Anderson:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The number of shares you are attempting to register appears to represent a substantial percentage of the company´s outstanding shares held by non-affiliates. Given the size of the offering, it appears that this may be a primary offering that can only proceed on an at-the-market basis if the company is eligible to conduct a primary offering on Form S-3. Please advise regarding your basis for determining that the resales of common shares by Jimmy Wayne Anderson, Alpco, Scottrade Inc., National Financial Services LLC and Emet Capital Partners, LLC are appropriately characterized as transactions eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended. Please refer to Question 612.09 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules.

Prospectus Summary

The Offering, page 10

2. Please tell us why you include the 2.5 million common shares issuable upon conversion of the convertible note issued to EMET in the number of shares of common stock issued and outstanding before and after this offering. In this regard, we note your disclosure that the shares reserved in the EMET transaction will not be issued until you receive a Notice of Conversion from EMET.

Selling Shareholders, page 28

3. We note that certain selling stockholders appear to be broker-dealers or affiliates of broker-dealers notwithstanding your disclosure to the contrary in the last sentence of the first paragraph of this section. Please identify all direct or indirect selling stockholders who are registered broker-dealers or affiliates of broker-dealers, if any. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute securities; if you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. Please revise or advise.

4. Please explain why the beneficial ownership before the offering of Mr. Anderson, Alpco and Scottrade, Inc. set forth in this table differs from the beneficial ownership of such entities set forth in the table on page 62. In addition, please confirm, if true, that you have disclosed any material relationships between you and Alpco, including any material relationship during the last three years between you and any persons (entities or natural persons) who have control over Alpco. If you have not disclosed such information, please revise to do so. Refer to Regulation S-K Compliance and Disclosure Interpretation 140.02 for more information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

5. Please update disclosures in this section to include the interim period financial statements.

6. Please revise to discuss your plan of operations for the next twelve months. Please include detailed milestones of your business plan, the costs associated with each

milestone, and the time frame for implementing each milestone. In addition, please revise to discuss the nature of any agreements you have with suppliers of the products you intend to sell; if there are any material risks associated with such agreements, such as the risk that the loss of any suppliers will jeopardize your business, please include appropriate disclosure in the Risk Factors section of your prospectus, as well.

Recent Developments, page 54

7. We note your disclosure regarding the "partial spin-off" of the registrant from Sylios Corp. Please give us your analysis addressing the exemption from registration that was relied upon in connection with the spin-off. Please consult Staff Legal Bulletin No. 4 for further information.

Directors, Executive Officers, Promoters, and Control Persons, page 59

8. Please describe the principal business of Sylios Corp. See Item 401(e) of Regulation S-K.

Executive Compensation, page 60

9. We note you issued 2,000,000 shares of common stock to your sole officer for services rendered. Please provide the information specified in Item 402(n)(2) of Regulation S-K concerning the compensation of your named executive officer for each of your last two completed fiscal years, in a Summary Compensation Table in the tabular format specified in Item 402(n)(1) of Regulation S-K.

Notes to the Consolidated Financial Statements

Note B – Going Concern, page F-15

10. We note your disclosure that there are conditions which raise substantial doubt about your ability to continue as a going concern. However, based on your disclosures, it is not clear whether you believe the substantial doubt is alleviated as a result of consideration of management's plans; or if after consideration of management's plans, substantial doubt continues to exist about your ability to continue as a going concern within one year after the date the financial statements were issued. Please refer to ASC 205-40-12 and 13 and revise your disclosures accordingly to clarify.

Note C – Artemis Licensing Agreement, page F-16

11. Please disclose why you failed to pay the $100,000 due within 60 days of the July 31, 2014 agreement date.

12. Please tell us whether Artemis Dispensing Technologies is and/or was a related person as defined in Item 404 of Regulation S-K.

13. Please disclose whether the license agreement remains in effect, given your failure to pay the $100,000 due within 60 days of the July 31, 2014 agreement date, the failure of Artemis to deliver any prototype, and the expiration of the initial term of the agreement. In this regard, we note the terms of Section 8.0 and Schedule D of the agreement. If you believe that the agreement remains in effect, please disclose the current status of the agreement and of the parties' obligations and intentions thereunder.

14. Please tell us why your website www.greatercannabiscompany.com still discusses the licensing agreement with Artemis Dispensing Technologies and does not explain that you failed to pay the $100,000 due within 60 days of the July 31, 2014 agreement date, that Artemis failed to deliver any prototype, and that the initial term of the licensing agreement expired.

Signatures, page 73

15. Please revise the second signature block to identify your controller or principal accounting officer, as well as your principal financial officer, or the persons performing those roles. Refer to the Instructions to the Signatures section of Form S-1.

Exhibit 5.1

16. We note your opinion in the penultimate paragraph that the "Shares. . . when distributed will be legally issued, fully paid and non-assessable." It appears that the quoted language applies only to the 2,500,000 of the 24,027,342 Shares covered by the registration statement that are not yet issued and outstanding. Please revise the opinion to also opine that the Shares that are currently issued and outstanding are legally issued, fully paid and non-assessable, if true.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797, Lilyanna Peyser, Staff Attorney, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John T. Root, Jr.